UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       INFORMATION ANALYSIS INCORPORATED
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   456696103
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
		SANDOR ROSENBERG
		I.R.S. Identification No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                               (b) [ ]
		INAPPLICABLE

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
		UNITED STATES

NUMBER OF 		5	SOLE VOTING POWER
SHARES				1,902,800
BENEFICIALLY
OWNED BY 		6	SHARED VOTING POWER
EACH REPORTING			0
PERSON WITH
			7	SOLE DISPOSITIVE POWER
					1,902,800

PAGE 2                                  13G                         PAGE 2 of 3


8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		1,902,800

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
		INAPPLICABLE                                                [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		31.7%

12	TYPE OF REPORTING PERSON*
		IN

ITEM 1

     (a) The name of the Issuer is Information Analysis Incorporated.
     (b) The address of the Issuer's Principal Executive Offices is: 11240 Waples Mill Road, Suite 400, Fairfax, Virginia 22030.

ITEM 2

     (a) The filer is Sandor Rosenberg, an individual.
     (b) The address of the filer's Principal Business Office is: 11240 Waples Mill Road, Suite 400, Fairfax, Virginia 22030.
     (c) U.S.A.
     (d) Common Stock
     (e) The Issuer's CUSIP number is: 456696103

ITEM 3

	 Item 3 relating to statement filed pursuant to Rule 13d-1(b) or 13d-2(b) is inapplicable.

ITEM 4

     (a) The amount of shares beneficially owned is 1,902,800
     (b) The percent of the Class is 31.7%
     (c) Mr. Rosenberg has the sole power to vote, and the sole power to dispose of, all shares set forth in this Item 4(a).


ITEM 5

	 This Item 5 is inapplicable.

ITEM 6

	 This Item 6 is inapplicable.

ITEM 7

	 This Item 7 is inapplicable.

ITEM 8

         This Item 8 is inapplicable.

ITEM 9

	 This Item 9 is inapplicable.

ITEM 10

	 This Item 10 is inapplicable.

	 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 1998.


						By: /s/ Sandor Rosenberg
                                                __________________________
						By: /s/ Sandor Rosenberg